Exhibit 1.2

ORIENT-EXPRESS HOTELS LTD.

c/o Orient-Express Services Ltd.
20 Upper Ground
London SE1 9PF
England

November 9, 2010

Orient-Express Holdings 1 Ltd.
22 Victoria Street
Hamilton HM 12
Bermuda

Ladies and Gentlemen:

As of September 30, 2010, the share capital structure of Orient-Express Hotels Ltd. (“OEH”) included 120,000,000 class A common shares authorized for issuance, of which (i) 90,873,241 shares were issued and outstanding, (ii) 18,044,478 shares were reserved for issuance upon the possible conversion of an equal number of OEH class B common shares, all of which are owned by Orient-Express Holding 1 Ltd. (“Holdings”), (iii) 2,939,720 shares were reserved for issuance under outstanding awards of stock options, performance shares and deferred shares under OEH’s 2000 and 2004 Stock Option Plans, 2007 Performance Share Plan and 2009 Share Award and Incentive Plan, and (iv) 3,402,039 shares were reserved for issuance under equity-compensation awards to be granted in the future under OEH’s 2009 Share Award and Incentive Plan.

On or shortly after today’s date, OEH intends to offer and sell up to 1,500,000 class A common shares in an underwritten public offering, including class A common shares that may be issued pursuant to an underwriters’ overallotment option in that offering, and that following such public offering, OEH could have up to a total of 126,759,478 class A common shares outstanding and reserved for future issuance, with the result that OEH might, in the future, be called upon to issue 6,759,478 class A common shares in excess of the 120,000,000 class A common shares that it is currently authorized to issue.

In order to permit OEH’s proposed public offering to proceed and to avoid the possibility that OEH could be called upon to issue in excess of the 120,000,000 class A common shares, OEH hereby requests that Holdings agree to waive its right to convert (into class A common shares) 6,759,478 of the class B common shares held by Holdings, until the date (the “Shareholder Approval Date”) on which, OEH’s shareholders approve an alteration to OEH’s Memorandum of Association increasing the number of class A common shares which OEH is authorized to issue to not less than 126,759,478 class A common shares.

Furthermore, OEH hereby requests that Holdings agree that until the Shareholder Approval Date, it will either (i) continue to own and hold at least 6,759,478 class B common shares (the “Base Number”), or (ii) if it wishes to sell or transfer a number of class B common shares that it would continue to hold to be less than the Base Number, it will obtain from the transferee(s) of such shares, an agreement to defer its/their right to convert such transferred class B common shares to not earlier than the Shareholder Approval Date.

For its part, OEH agrees that at its Annual General Meeting (“AGM”) in 2011, OEH will submit to its shareholders for approval a proposal to alter OEH’s Memorandum of Association to increase the number of class A common shares that it is authorized to issue to not less than 126,759,478 shares, and that if such proposal is not approved at the 2011 AGM, it will resubmit the proposal to its shareholders at a subsequent AGM.

If the foregoing correctly sets forth our understanding, please execute and return the enclosed copy of this letter.

*              *              *              *              *

Very truly yours,

ORIENT-EXPRESS HOTELS LTD.

			By:	/s/Paul M. White
			Name:	Paul M. White
			Title:	President and Chief Executive Officer

Accepted and agreed:

ORIENT-EXPRESS HOLDINGS 1 LTD.

By:	/s/John D. Campbell
	Name:	John D. Campbell
	Title:	Director